Exhibit 11

Computation of Per Share Earnings
(Dollars in thousands, except per share data)

Net income	$80,349
Preferred dividends	(292)
Interest expense on convertible preferred debt	51
Net income available to common stockholders for the year ended December 31, 2016	$80,108
Weighted average common shares outstanding	24,572,635
Assumed incremental common shares issued upon exercise of stock options and non-vested restricted stock units	300,795
Weighted average common shares for diluted earnings per share	24,873,430
Earnings per common share - basic	$3.26
Earnings per common share - diluted	$3.22